

Mail Stop 4628

September 24, 2015

<u>Via E-mail</u>
Mr. E. Joseph Grady
Senior Vice President and Chief Financial Officer
Contango Oil & Gas Company
717 Texas Avenue, Suite 2900
Houston, Texas 77002

> **Re: Contango Oil & Gas Company**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 3, 2015**
> **File No. 1-16317**

Dear Mr. Grady:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business, page 1

Properties, page 35

Proved Undeveloped Reserves, page 40

1.   Please expand the disclosure relating to the conversion of your proved undeveloped reserves to provide the dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

2.   Disclosure provided in Form 10-K for the fiscal years ending December 31, 2013 and 2014 indicates that you only converted 2.1 Bcfe and 1.6 Bcfe of net proved undeveloped

reserves to developed status, respectively. You also disclose on page 7 that your 2015 capital expenditure budget of approximately $50.6 million represents a decrease of over 73% compared to 2014 and on page 2 that your "priorities for 2015 will be to limit drilling until commodity prices improve and/or service costs decline."

Please tell us how you have taken into consideration your low historical conversion and proposed reduction in 2015 capital budget in adopting a development plan that results in the conversion of the 66.5 Bcfe of proved undeveloped reserves as of December 31, 2014 within five years of initial disclosure of such reserves. Refer to Item 1203(d) of Regulation S-K and the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) in Regulation S-X. Also refer the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Glossary of Selected Terms, page 70

3. Your definitions relating to proved developed and proved undeveloped reserves appear to predate the current definitions in Rule 4-10(a) of Regulation S-X. Please revise your disclosure to conform to the current definitions in Rule 4-10(a)(6), (a)(22) and (a)(31) of Regulation S-X.

Notes to Consolidated Statements

Supplemental Oil and Gas Disclosures (Unaudited), page F-38

Natural Gas and Oil Reserves, page F-38

4. Please expand your disclosure of the changes in net quantities of proved reserves provided on page F-39 to include an appropriate explanation of the significant changes relating to extensions and discoveries for the periods ending December 31, 2013 and 2014 to comply with FASB ASC 932-235-50-5.

Note that this comment also applies to the disclosure of the changes in net quantities of proved reserves attributable to your investment in Exaro provided on page F-40 and the changes relating to extensions and discoveries for each of the periods presented and relating to revisions of previous estimates for the periods ending December 31, 2013 and 2014.

<u>Exhibit 99.1</u>

5.   The reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain a revised report to address the following information in order to satisfy your filing obligations.

- The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

- The proportion of the registrant's total reserves covered by the report (Item 1202(a)(8)(iii) and the percentage of the registrant's total reserves reviewed in connection with the preparation of the report (Item 1202(a)(8)(iv)).

- A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

- A statement that the third party has used all methods and procedures as it considered necessary under the circumstance to prepare the report (Item 1202(a)(8)(viii)).

6.   As part of the revised report, please provide the qualifications of the primary person responsible for overseeing the preparation of the reserves estimates. Refer to Item 1202(a)(7) of Regulation S-K.

7.   Please tell us, and if true, expand the disclosure in the revised report to clarify the extent to which the salvage value for the lease and well equipment and the cost of abandoning the properties have been included. Refer to Item 1202(a)(8)(iv) of Regulation S-K.

8.   The reserve report refers to additional information contained in Appendix A, Tables 3 through 24 and 25 that are not included as attachments to Exhibit 99.1. Please obtain and file a revised report to include the referenced attachments as supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.1.

<u>Exhibit 99.3</u>

9.   The reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain a revised report to address the following information in order to satisfy your filing obligations.

- The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

- The date on which the report was completed (Item 1202(a)(8)(ii)).

- The proportion of the registrant's total reserves covered by the report (Item 1202(a)(8)(iii) and the percentage of the registrant's total reserves reviewed in connection with the preparation of the report (Item 1202(a)(8)(iv)).

- A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

- The average realized prices by product for the reserves included in the report as part of the discussion of primary economic assumptions (Item 1202(a)(8)(v)).

- A statement that the third party has used all methods and procedures as it considered necessary under the circumstance to prepare the report (Item 1202(a)(8)(viii))

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant